Exhibit 11

BP p.l.c.

CODE OF ETHICS

issued pursuant to

Section 406 of the Sarbanes-Oxley Act of 2002 (the ‘Act’)

I.	Introduction

Section 406 of the Act and the rules issued by the US Securities and Exchange Commission (‘SEC’) thereunder, require an SEC-reporting company to disclose whether or not it has adopted a written code of standards applicable to the company’s Chief Executive Officer and Senior Financial Officers that are reasonably necessary to deter wrong-doing and to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to the code.

The Company has in place a system of governance and policy which has been constructed to reflect the nature and requirements of the Company’s businesses. This Code of Ethics (‘Code’) has been adopted in accordance with the provisions of the Act and the SEC rules thereunder and is applicable to the Chief Executive Officer, Deputy Chief Executive Officer, Chief Financial Officer, the General Auditor, Group Chief Accountant and Group Controller (the ‘Covered Officers’). It is a specific codification of existing standards which are applicable to the Covered Officers. The Company’s more detailed policies and procedures are separate requirements applying to Covered Officers and others and are not part of this Code.

II.	Honest and Ethical Conduct

Each Covered Officer owes a duty to the Company to act with integrity, respecting the different cultures and the dignity and rights of individuals in all the countries where the Company operates. Integrity requires, among other things, being honest and candid within the constraints of Company confidentiality (which is always subject to any legally mandated disclosure). Deceit and subordination of principle are inconsistent with integrity.

Specifically, each Covered Officer will:

•	Promise only what the Company expects to deliver, make only commitments the Company intends to keep, not knowingly mislead others and not participate in or condone corrupt or unacceptable business practices.

•	Fulfill the Company’s obligations and commitments, treat people according to merit and contribution, refrain from coercion and never deliberately do harm to anyone.

•	Act in good faith, use Company assets only for furthering Company business and not seek personal gain through abuse of position in the Company.

III	Conflicts of Interest

Covered Officers shall not take part in or attempt to influence a decision or settlement if there is a conflict of interest. Covered Officers shall not take actions or have interests that make it difficult to perform their work objectively and effectively. Services to the Company should not be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided.

Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with Company Secretary.

Anything that would present a conflict for a Covered Officer would likely also present a conflict if it is related to a member of his or her family.

IV.	Disclosure

The Company strives to ensure that the disclosures in the reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards (including standards of materiality where appropriate).

The Covered Officers will take all steps reasonably necessary to cause the disclosure in the reports and documents that the Company files with the SEC or any other regulatory authorities, as well as any other public communications to be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards (including standards of materiality where appropriate). The Covered Officers will familiarize themselves with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company; they will follow any applicable disclosure controls and procedures and diligently review any documentation in connection with the preparation of the Company’s disclosures, including reports by the Company’s external advisors. The Covered Officers will not knowingly misrepresent, or cause others to misrepresent, material facts about the Company to others, whether within or outside the Company, including the Company’s independent auditors.

V.	Compliance

In all cases the Company will seek to adhere to the following policies:

•	to comply with all applicable laws, rules and regulations (including GAAP) in each jurisdiction in which the Company operates;

•	the activities of the Company will be in accordance with the US and UK Governments’ Voluntary Principles on Security and Human Rights;

•	employees will be recruited, selected, developed and advanced on merit irrespective of race, gender, sexual orientation, physical challenge, religious belief or nationality;

•	the Company will seek to contribute to human progress by applying its resources in such a way that the perceived trade-off between global access to heat, light and mobility and the protection and improvement of the natural environment may be overcome;

•	the Company will seek to conduct its activities in such a manner that, consistent with its goals, there is no or minimum damage to the environment.

It is the personal responsibility of each Covered Officer to adhere to the foregoing policies.

VI.	Reporting and Accountability

The Board of Directors is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Covered Officer who becomes aware of any existing or potential violation of this Code will notify the Company Secretary promptly. Failure to do so is itself a violation of this Code. To encourage reporting of violations, the Company will not allow retaliation for reports made in good faith. In addition, every reasonable effort will be made to ensure the confidentiality of those furnishing information.

The Board of Directors shall take all action it considers appropriate to investigate any violations reported to it, and to enforce this Code with respect to those violations and is exclusively responsible for making a determination that a Covered Officer has violated this Code. If a violation has occurred, the Board of Directors on behalf of the Company will take such disciplinary or preventive action as it deems appropriate.

Any changes to or waivers to this Code will be disclosed to the extent required by law or regulation.